Room 4561
via fax (510) 574-4011

November 27, 2006

Nicholas Keating, Jr.
President & CEO
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

      Re: Network Equipment Technologies, Inc.
             Form 10-K for Fiscal Year Ended March 31, 2006
             Filed June 13, 2006

Dear Mr. Keating:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

General

1.   We note your references throughout the Company's Form 10-K to a customer in a Middle Eastern county. Tell us the name of the Middle Eastern country where you conduct business.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

2.   We note from your disclosures that for arrangements that involve multiple elements, revenue is allocated to each respective element based on its relative fair value. Please explain, in detail, how the "relative fair value" for each element is determined. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. Also, tell us the specific accounting literature that you apply to your arrangements (i.e. SOP 97-2, SAB 104, EITF 00-21, etc.).

3.   We note your disclosures in MD&A with regards to the pre-award audit of the Company's GSA contract where various compliance discrepancies were noted, including discrepancies regarding the pricing requirements of the contract. We further note the Company recorded an adjustment of $700,000 to the 2006 financial statements as a result of this audit, which included a review of compliance issues from January 2000 to December 2005. Tell us which period(s) the $700,000 adjustment relates to and tell us how you determined it was appropriate to recognize the entire adjustment in the fiscal 2006 financial statements. If this adjustment was applicable to other periods, then please provide your analysis on how you assessed materiality related to such periods. Also, please explain what changes, if any, have been made to the Company's procedures to avoid these discrepancies in future contracts.

Certifications

4.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief